November 15, 2019

Jason Black
President and Chief Executive Officer
Canamed4Pets, Inc.
320 Santana Drive, #C
Cloverdale, CA 95425

       Re: Canamed4Pets, Inc.
           Offering Statement on Form 1-A
           Filed October 21, 2019
           File No. 024-11101

Dear Mr. Black:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed October 21, 2019

Risk Factors
Because directors and officers currently and for the foreseeable future will continue to control
Canamed4Pets, Inc., page 11

1. We note your disclosure that the directors, officers and affiliates of Canamed4Pets, Inc.
       beneficially own a majority of your outstanding common stock voting rights. Please revise this disclosure to also reflect the voting and conversion rights of the outstanding shares of preferred stock held by your sole officer and director.
Our proposed business is dependent on laws pertaining to the marijuana industry, page 12

2. Please update your disclosure regarding the Cole Memorandum to reflect subsequent developments, including the latest guidance issued by the Department of Justice to federal prosecutors on January 4, 2018 regarding marijuana enforcement.
 Jason Black
FirstName LastNameJason Black
Canamed4Pets, Inc.
Comapany 15, 2019
November NameCanamed4Pets, Inc.
November 15, 2019 Page 2
Page 2
FirstName LastName
Use of Proceeds, page 16

3. Please revise your offering circular to state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors of the issuer or any of its subsidiaries. Refer to Instruction 2 to Item 6 of Part II of Form 1-A. Management, page 27

4. We note that it appears that Jason Black was appointed as the President and Chief
         Executive Officer of Indo Global Exchange(s) Pte, Ltd. in May 2019. Please tell us why such business experience is not disclosed in your offering circular. Refer to Item 10(c) of
         Part II of Form 1-A.
Exhibits

5. We note you state in Part I of your Form 1-A that you have 1,659,991,381 shares of common stock and 2 million shares of preferred stock outstanding and that your jurisdiction of incorporation is Wyoming. Please file as exhibits your complete certificate of incorporation and bylaws as currently in effect, as well as any amendments. The version of the charter you have provided does not reflect your current name and only authorizes 75,000,000 shares of common stock and no preferred stock. In addition, your charter and bylaws reflect the State of Nevada as your jurisdiction of incorporation.
         Please also file the instruments defining the rights of the preferred stockholder.
6. We note counsel's opinion only includes 38,000,000 shares and is limited to the laws of the State of Nevada. However, the Company is incorporated in the State of Wyoming.
         Please provide a legal opinion that covers the laws of the State of Wyoming and includes the 2,000,000,000 shares being offered. For guidance, see Section II.B.I.a. of Staff Legal
         Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14,
         2011), available at https://www.sec.gov/interps/legal/cfslb19.htm. Similarly, we note that the subscription agreement filed as Exhibit 4.1 provides that the aggregate number of securities sold shall not exceed 38,000,000. However, this is not consistent with the number of shares offered under the offering statement. Please revise. General

7. You disclose on page 20 of the offering circular that you "expect to elect to become" a public reporting company under the Exchange Act upon completion of this offering and thereafter publicly report on an ongoing basis as an "emerging growth company." You also disclose that if you do not elect to become a public reporting company under the
         Exchange Act, you will be required to file annual and semiannual reports under
         Regulation A. However, as your offering is a Tier 1 offering under Regulation A, it does not appear that you will have any periodic and current reporting obligations under
         Regulation A, and you do not appear to be registering a class of securities under the
         Exchange Act. Please explain your disclosures or revise your filing to reflect the limited
 Jason Black
Canamed4Pets, Inc.
November 15, 2019
Page 3
       reporting requirement for an issuer that has filed an offering statement for a Tier 1 offering that has been qualified under Regulation A, and to clarify that you are not currently registering any class of securities under the Exchange Act.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                             Sincerely,
FirstName LastNameJason Black
                                                             Division of
Corporation Finance
Comapany NameCanamed4Pets, Inc.
                                                             Office of Energy &
Transportation
November 15, 2019 Page 3
cc:       John Lux
FirstName LastName